January 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams

Jessica Ansart

Re:	Senseonics Holdings, Inc.

Registration Statement on Form S-3

Filed January 10, 2023

File No. 333-269177

Ladies and Gentlemen:

On behalf of Senseonics Holdings, Inc. (the “Company”) set forth below is our response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated January 25, 2023, with respect to the above captioned Registration Statement on Form S-3, filed by the Company on January 10, 2023 (the “Form S-3”).

For the Staff’s convenience, we have incorporated the Staff’s comments into this response letter in italics.

Registration Statement on Form S-3

The Senseonics Holdings, Inc. 2023 Commercial Equity Plan and The Securities We May Offer, page 6

1.	We note your disclosure that certain employees of Ascensia Diabetes Care Holdings AG, a Swiss company, are eligible to receive awards under the Plan. We also note your risk factor disclosure starting on page 52 of your Form 10-K for the fiscal year ended December 31, 2022 about risks related to your legal and regulatory environment as well as your risk factor on page 64 discussing the exclusive forum provision in your charter. Please clarify whether you plan to issue securities to foreign investors as part of this offering and if so, what consideration you have given to providing any further disclosure about material risks to these investors.

RESPONSE: In response to the Staff’s comment, the Company confirms that it currently does not plan to issue securities to foreign investors pursuant to the Senseonics Holdings, Inc. 2023 Commercial Equity Plan (the “Equity Plan”). However, it is possible that the Company may seek to do so in the future. To the extent the Company issues securities to foreign investors pursuant to the Equity Plan, the Company confirms that it will comply with the registration and disclosure requirements of the Securities Act of 1933, as amended, and all applicable rules and regulations thereunder. As discussed with the Staff during a conversation on January 27, 2023, the Company further confirms that, prior to issuing securities pursuant to the Equity Plan to investors in any foreign jurisdiction, it will file a prospectus supplement to the Form S-3 addressing any additional material risks associated with the issuance of securities to investors in the applicable foreign jurisdiction, including, without limitation, the applicable tax considerations related to the awards.

We hope that the foregoing has been responsive to the Staff’s comments. Please contact me at (703) 456-8034 or Reid Hooper at (202) 776-2097 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Darren DeStefano
Darren DeStefano
Cooley LLP

cc:	Ken Horton, General Counsel, Senseonics Holdings, Inc.

Rick Sullivan, Chief Financial Officer, Senseonics Holdings, Inc.

Reid Hooper, Cooley LLP